MILLAR WESTERN FOREST PRODUCTS LTD.


                          INTERIM FINANCIAL STATEMENTS

                     FOR THE SIX MONTHS ENDED JUNE 30, 2004

                                   (unaudited)



--------------------------------------------------------------------------------

                       MILLAR WESTERN FOREST PRODUCTS LTD.

                                 BALANCE SHEETS



                                                             June 30,         December 31,
                                                               2004              2003
                                                            (unaudited)        (audited)
                                                            -----------        ---------

                                                          (in thousands of Canadian dollars)

                                     ASSETS
Current assets
    Cash ...............................................    $   76,573        $   72,301
    Accounts receivable ................................        30,730            34,605
    Inventories (note 3) ...............................        64,437            49,125
    Prepaid expenses ...................................         7,310             6,741
    Future income taxes ................................         1,840             3,526
                                                            ----------        ----------
                                                               180,890           166,298
Property, plant and equipment ..........................       149,925           152,446
Other assets ...........................................        26,209            26,953
                                                            ----------        ----------
                                                            $  357,024        $  345,697
                                                            ==========        ==========


                           LIABILITIES AND SHAREHOLDER'S EQUITY

Current liabilities
    Accounts payable and accrued liabilities ...........    $   46,732        $   47,593

Long-term debt (U.S. $190,000: 2003 - U.S. $190,000) ...       254,904           244,511
Other obligations ......................................         4,484             6,224
Future income taxes ....................................        11,717             9,803
                                                            ----------        ----------
                                                               317,837           308,131
Shareholder's equity
    Share capital ......................................          --                --
    Retained earnings ..................................        39,187            37,566
                                                            ----------        ----------
                                                            $  357,024        $  345,697
                                                            ==========        ==========

                       MILLAR WESTERN FOREST PRODUCTS LTD.

                             STATEMENTS OF EARNINGS

                                   (unaudited)


                                                                 Three Months Ended                  Six Months Ended
                                                                      June 30                            June 30
                                                                2004            2003              2004             2003
                                                             ---------        ---------        ---------        ---------

                                                                         (in thousands of Canadian dollars)
Revenue (note 1) ........................................    $  88,648        $  77,624        $ 169,535        $ 152,548
Cost of products sold ...................................       51,561           48,156          101,794           95,369
Freight and other distribution costs ....................       11,006           11,439           21,962           23,142
Countervailing and anti-dumping duties (note 5) .........        3,977            2,932            7,128            5,315
Depreciation and amortization ...........................        3,780            4,183            7,685            8,357
General and administration ..............................        2,881            3,103            6,038            6,623
Employees' profit sharing ...............................        1,082             --              1,669             --
                                                             ---------        ---------        ---------        ---------
Operating earnings ......................................       14,361            7,811           23,259           13,742
Financing expenses (note 4) .............................       (4,590)          (7,687)          (8,274)         (15,534)
Unrealized exchange gain (loss) on debt .................       (6,099)          19,600          (10,393)          36,864
Other income ............................................           18              155               39              227
                                                             ---------        ---------        ---------        ---------
Earnings before income taxes ............................        3,690           19,879            4,631           35,299
Income tax expense ......................................        2,455            2,779            3,550            2,645
                                                             ---------        ---------        ---------        ---------
Net earnings ............................................    $   1,235        $  17,100        $   1,081        $  32,654
                                                             =========        =========        =========        =========



                         STATEMENTS OF RETAINED EARNINGS
                        FOR THE SIX MONTHS ENDED JUNE 30

                                   (unaudited)

                                                                                                  2004             2003
                                                                                               ---------        ---------

                                                                                           (in thousands of Canadian dollars)

Retained earnings - beginning of period.....................................................   $  37,566        $   2,004
Change in accounting policy (note 2)........................................................         540              540
                                                                                               ---------        ---------
Retained earnings, beginning of period as restated..........................................   $  38,106        $   2,544
Net earnings................................................................................       1,081           32,654
                                                                                               ---------        ---------
Retained earnings - end of period...........................................................   $  39,187        $  35,198
                                                                                               =========        =========

                       MILLAR WESTERN FOREST PRODUCTS LTD.

                            STATEMENTS OF CASH FLOWS

                                   (unaudited)

                                                                Three Months Ended               Six Months Ended
                                                                     June 30                         June 30
                                                               2004            2003            2004            2003
                                                             --------        --------        --------        --------

                                                                       (in thousands of Canadian dollars)
Cash provided from (used in)
Operating activities
  Net earnings ..........................................    $  1,235        $ 17,100        $  1,081        $ 32,654
  Items not affecting cash:
    Future income tax expense ...........................       2,335           2,629           3,310           2,345
    Reforestation expense ...............................         539              10           4,674           2,827
    Depreciation and amortization .......................       3,780           4,183           7,685           8,357
    Amortization of deferred financing charges ..........         170             230             334             460
    Unrealized foreign exchange loss (gain) on
      long-term debt ....................................       6,099         (19,600)         10,393         (36,864)
    Other ...............................................         132              (5)            246            (523)
                                                             --------        --------        --------        --------
                                                               14,290           4,547          27,723           9,256
  Reforestation expenditures ............................      (1,067)           (297)         (1,581)         (1,566)
                                                             --------        --------        --------        --------
                                                               13,223           4,250          26,142           7,690
                                                             --------        --------        --------        --------

  Changes in non-cash components of working capital
    Accounts receivable .................................       3,390           9,209           3,875           1,834
    Inventories .........................................      11,137           9,871         (17,086)         (9,965)
    Prepaid expenses ....................................      (1,695)           (550)           (569)          2,736
    Accounts payable and accrued liabilities ............      (9,932)        (15,939)         (3,375)         (6,776)
    Deferred revenue ....................................        --              (598)           --            (6,518)
                                                             --------        --------        --------        --------
                                                                2,900           1,993         (17,155)        (18,689)
                                                             --------        --------        --------        --------
                                                               16,123           6,243           8,987         (10,999)
                                                             --------        --------        --------        --------

Investing activities
    Additions to property, plant and equipment ..........      (3,284)         (2,513)         (4,671)         (3,369)
    Proceeds on disposal of property, plant and
      equipment .........................................          18             225              68             332
    (Increase) decrease in other assets .................         (73)              1            (112)              2
                                                             --------        --------        --------        --------
                                                               (3,339)         (2,287)         (4,715)         (3,035)
                                                             --------        --------        --------        --------

  Increase (decrease) in cash ...........................      12,784           3,956           4,272         (14,034)
  Cash - beginning of period ............................      63,789          17,015          72,301          35,005
                                                             --------        --------        --------        --------

  Cash - end of period ..................................    $ 76,573        $ 20,971        $ 76,573        $ 20,971
                                                             ========        ========        ========        ========

                       MILLAR WESTERN FOREST PRODUCTS LTD.

                              SEGMENTED INFORMATION

                                   (unaudited)

                                                                Three Months Ended               Six Months Ended
                                                                     June 30                         June 30
                                                               2004            2003            2004            2003
                                                             ---------       ---------       ---------       ---------

                                                                       (in thousands of Canadian dollars)

Product segment

Lumber
  Revenue ...............................................    $  43,974       $  28,449       $  78,140       $  56,774
  Cost of products sold .................................       28,251          21,694          51,788          42,508
  Freight and other distribution costs ..................        2,971           3,011           5,962           5,686
  Countervailing and anti-dumping duties ................        3,977           2,932           7,128           5,315
  Depreciation and amortization .........................        1,966           1,378           4,072           2,751
                                                             ---------       ---------       ---------       ---------
  Operating earnings (loss) .............................    $   6,809       $    (566)      $   9,190       $     514
                                                             =========       =========       =========       =========

Pulp
  Revenue ...............................................    $  42,931       $  47,769       $  87,986       $  92,597
  Cost of products sold .................................       23,310          26,462          50,006          52,861
  Freight and other distribution costs ..................        8,035           8,428          16,000          17,456
  Depreciation and amortization .........................        1,671           2,697           3,340           5,389
                                                             ---------       ---------       ---------       ---------
  Operating earnings ....................................    $   9,915       $  10,182       $  18,640       $  16,891
                                                             =========       =========       =========       =========

Corporate and other
  Revenue ...............................................    $   1,743       $   1,406       $   3,409       $   3,177
  General and administration ............................        2,881           3,103           6,038           6,623
  Depreciation and amortization .........................          143             108             273             217
  Employees' profit sharing .............................        1,082            --             1,669            --
                                                             ---------       ---------       ---------       ---------
  Operating loss ........................................    $  (2,363)      $  (1,805)      $  (4,571)      $  (3,663)
                                                             =========       =========       =========       =========

Total
  Revenue ...............................................    $  88,648       $  77,624       $ 169,535       $ 152,548
  Cost of products sold and administration ..............       54,442          51,259         107,832         101,992
  Freight and other distribution costs ..................       11,006          11,439          21,962          23,142
  Countervailing and anti-dumping duties ................        3,977           2,932           7,128           5,315
  Depreciation and amortization .........................        3,780           4,183           7,685           8,357
  Employees' profit sharing .............................        1,082            --             1,669            --
                                                             ---------       ---------       ---------       ---------
  Operating earnings ....................................    $  14,361       $   7,811       $  23,259       $  13,742
                                                             =========       =========       =========       =========

Shipments by business segment

Lumber (millions of board feet) .........................         89.3            81.1           173.1           159.3
                                                             =========       =========       =========       =========

Pulp (thousands of tonnes) ..............................         67.3            70.1           143.0           142.0
                                                             =========       =========       =========       =========

                                                                                              June 30,      December 31,
                                                                                                2004            2003
                                                                                             ---------       ---------
Identifiable assets
  Lumber.................................................................................    $ 116,680       $ 112,791
  Pulp....................................................................................     135,479         130,970
  Corporate and other....................................................................      104,865         101,936
                                                                                             ---------       ---------
                                                                                             $ 357,024       $ 345,697
                                                                                             =========       =========

                       MILLAR WESTERN FOREST PRODUCTS LTD.

                      NOTES TO INTERIM FINANCIAL STATEMENTS

                     FOR THE SIX MONTHS ENDED JUNE 30, 2004

                                   (unaudited)


1.     BASIS OF PRESENTATION

       The accompanying unaudited interim financial statements have been prepared by the Company, following the same accounting policies and methods as those disclosed in the audited financial statements for the year ended December 31, 2003, except as described in note 2. Certain information and note disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in Canada have been omitted. These interim financial statements should be read in conjunction with the December 31, 2003 audited financial statements and the notes thereto included in the Company's Registration Statement on Form F-4. In the opinion of management, all adjustments, which are of a normal and recurring nature, necessary for a fair presentation of the balance sheet, results of operations, and cash flows of these interim periods have been included.

       Prior to January 1, 2004, the Company, along with other companies in the forest products industry, presented freight and other distribution costs and countervailing and anti-dumping duties as selling expenses that were deducted from gross revenue in the statement of earnings. Effective January 1, 2004, the Canadian Institute of Chartered Accountants (CICA) introduced new standards for the application of generally accepted accounting principles (GAAP) which provide guidance on alternate sources to consult with when an issue is not specifically addressed by Canadian GAAP. As a result of applying the new standards, the Company has presented freight and other distribution costs and countervailing and anti-dumping duties as operating costs in the statement of earnings and reclassified the prior period presentation accordingly.


2.     CHANGE IN ACCOUNTING POLICY

       Effective January 1, 2004, the Company adopted a new standard issued by the CICA with respect to accounting for asset retirement obligations which requires that such obligations be measured at fair value. The result of adopting the new standard was a change in the Company's accounting for reforestation obligations. The Company has retroactively adjusted the carrying value of its reforestation obligations, previously reported on a non-discounted basis, which resulted in a net decrease in the liability and an increase in retained earnings of $0.5 million at January 1, 2003. The cumulative effect of adopting this standard was not material to the Company's 2003 results of operations.

3.     INVENTORIES

                                                   June 30,       December 31,
                                                     2004             2003
                                                  ----------       ----------

       Logs.....................................  $   24,075       $   16,788
       Pulp.....................................      18,287           14,041
       Lumber...................................      13,128            9,405
       Operating and maintenance supplies.......       8,947            8,891
                                                  ----------       ----------
                                                  $   64,437       $   49,125
                                                  ==========       ==========

                       MILLAR WESTERN FOREST PRODUCTS LTD.

                      NOTES TO INTERIM FINANCIAL STATEMENTS

                     FOR THE SIX MONTHS ENDED JUNE 30, 2004

                                   (unaudited)


4.     FINANCING EXPENSES

                                                                Three months ended           Six months ended
                                                                2004          2003          2004          2003
                                                              --------      --------      --------      --------
Interest expense
  Long-term debt ..........................................   $  5,394      $  4,840      $ 10,248      $ 10,437
  Other ...................................................         89            91           209           196
Amortization of deferred financing costs ..................        170           230           334           460
Foreign exchange (gain) loss on U.S. dollar cash
  and working capital .....................................     (1,063)        2,526        (2,517)        4,441
                                                              --------      --------      --------      --------
                                                              $  4,590      $  7,687      $  8,274      $ 15,534
                                                              ========      ========      ========      ========


5.     COUNTERVAILING AND ANTI-DUMPING DUTIES

       On April 25, 2002, the U.S. Department of Commerce ("USDOC") issued its final determination in the countervailing and anti-dumping investigations. The USDOC's final determination in the countervailing investigation resulted in a duty rate of 18.79% and an anti-dumping rate of 8.43%, both to be posted by cash deposits.

       On May 16, 2002, the United States International Trade Commission ("USITC") published its final written determination on injury and stated that Canadian softwood lumber threatens material injury to the U.S. industry. As a result, cash deposits have been required for shipments at the rates determined by the USDOC effective from May 22, 2002. All bonds posted prior to May 22, 2002 have been returned and cancelled.

       On June 3, 2004, the USDOC announced the results of its preliminary administrative review of cash deposit rates for countervailing and anti-dumping duties, based on lumber shipments from Canada to the U.S. during the period from May 22, 2002 to March 31, 2003. The deposit rate for this period for countervailing duties was reduced to 9.24% and the deposit rate for anti-dumping duties was reduced to 3.98%. The reduced rates have not been reflected in the current period due to uncertainty over the timing of any refunds to be received.

       The Company has recorded $4.0 million for the quarter representing the combined countervailing and anti-dumping duties compared to combined duties of $2.9 million in the same quarter of 2003. For the first six months in 2004, the Company recorded combined duties of $7.1 million compared to duties of $5.3 million for the same period in 2003.

       The Company and other Canadian forest product companies, the Federal Government and Canadian provincial governments ("Canadian Interests") categorically deny the U.S. allegations and strongly disagree with the final countervailing and dumping determinations made by the USITC and USDOC. Canadian Interests continue to aggressively defend the Canadian industry in this trade dispute. Canadian Interests have appealed these decisions to The North American Free Trade Agreement ("NAFTA") and World Trade Organization ("WTO") panels. The final amount of countervailing and anti-dumping duties that may be assessed on Canadian softwood lumber exports to the U.S. cannot be determined at this time and will depend on the results of these appeals. Notwithstanding the cash deposit rates established in the investigations, the final liability for the assessment of countervailing and anti-dumping duties will not be determined until each annual administrative review process is complete.

6.     COMPARATIVE FIGURES

       Certain comparative figures have been reclassified to conform with the current year's presentation.